UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

Patricia Garringer-Strickland
Lathrop & Gage LLP
2345 Grand Blvd., Suite 2200
Kansas City, MO 64108
(816) 292-2000
(Name, address and telephone number of persons
authorized to receive notices and communications
on behalf of person(s) filing statement)

September 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Revere Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) PN

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization Delaware
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IA

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization Delaware
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) HC

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization United States of America
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IN, HC

*  See Item 3.

** See Item 5.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Issuer’s Common Stock, no par value (the “Shares”).

The name of the Issuer is Jaguar Mining Inc.  The address of the Issuer’s principal executive offices is 67 Yonge Street, Suite 1203, Toronto, Ontario M5E IJ8 Canada.

Item 2.  Identity and Background.

(a)           This Schedule 13D is filed by the following Reporting Persons:

(i)           Revere Capital Partners LP (the “Fund”);
(ii)           Revere Partners Investment Adviser LLC (the “Investment Adviser”);
(iii)           Revere Partners General Partner LLC (the “General Partner”); and
(iv)           Carmine Di Palo;

(b)           The address of the principal business office for each Reporting Person is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.

(c)           The principal occupation of Carmine Di Palo is as Manager of both the Investment Adviser and the General Partner.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Fund is a Delaware limited partnership. The Investment Adviser and the General Partner are Delaware limited liability companies. Carmine Di Palo is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 8,400,000   Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $5,377,928 (including commissions and premiums). The source of funding for these Shares was the general working capital of the Fund.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.

The Reporting Persons intend to review their investment in the securities of the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Issuer’s securities, actions taken by the Issuer’s management and Board of directors (the "Board"), other investment opportunities available to the Reporting Persons, capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the securities of the Issuer as they deem appropriate. The Reporting Persons may sell or distribute some or all of their respective holdings in the securities of the Issuer, at any time and from time to time, in the open market, in one or more private transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a)           The Fund directly beneficially owns 8,400,000 shares.

The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund.  Carmine Di Palo is the manager of the General Partner and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund. The Investment Adviser has been granted voting and dispositive power with regard to the 8,400,000 shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

Based on 86,396,356 shares outstanding as of June 30, 2013, as reported in the Condensed Interim Consolidated Statements of Shareholders' Equity for the Three Months Ended June 30, 2013, the respective percentages of the outstanding shares beneficially owned by each of the Reporting Persons are as follows:

(i)	The Fund:	9.7%;
(ii)	The Investment Adviser:	9.7%;
(iii)	The General Partner:	9.7%; and
(iv)	Carmine Di Palo:	9.7%;

(b)  Number of shares as to which such person has:

(i)           Shared power to vote or to direct the vote:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to vote or to direct the vote of 8,400,000 shares held directly by the Fund.

(ii)           Shared power to dispose or to direct the disposition of:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to dispose or to direct the disposition of 8,400,000 shares held directly by the Fund.

(c)           The table below sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated by Revere Capital Partners, L.P., in the open market through a broker.

Date	Transaction Type	Quantity	Price/Share
9/11/2013	BUY	6,600	$0.23
9/11/2013	BUY	109,800	$0.23
9/9/2013	BUY	12,500	$0.22
9/9/2013	BUY	77,600	$0.22
9/9/2013	BUY	4,000	$0.23
9/9/2013	BUY	4,000	$0.24
9/9/2013	BUY	142,000	$0.24
9/6/2013	BUY	35,000	$0.24
9/6/2013	BUY	8,500	$0.24
8/20/2013	BUY	2,500	$0.28
8/20/2013	BUY	44,500	$0.28
8/20/2013	BUY	16,200	$0.28
8/20/2013	BUY	8,000	$0.29
8/20/2013	BUY	1,000	$0.29
8/20/2013	BUY	27,726	$0.29
8/20/2013	BUY	300,074	$0.29
8/16/2013	BUY	650	$0.28
8/16/2013	BUY	13,200	$0.28
8/16/2013	BUY	173,400	$0.28
8/15/2013	BUY	42,000	$0.27
8/15/2013	BUY	2,500	$0.27
8/15/2013	BUY	12,500	$0.27
8/15/2013	BUY	8,000	$0.28
8/15/2013	BUY	35,000	$0.28
8/14/2013	BUY	25,000	$0.29
8/14/2013	BUY	175,000	$0.29
8/12/2013	BUY	24,500	$0.28
8/12/2013	BUY	850	$0.28
8/9/2013	BUY	9,500	$0.25
8/9/2013	BUY	10,000	$0.26
8/8/2013	BUY	3,700	$0.25
8/8/2013	BUY	7,000	$0.26
8/8/2013	BUY	43,700	$0.26
7/16/2013	BUY	9,000	$0.24
7/16/2013	BUY	4,500	$0.24

(d)           Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

REVERE PARTNERS INVESTMENT ADVISER LLC
By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP
By: Revere Partners General Partner LLC, its general partner
By: /s/ Carmine Di Palo
Carmine Di Palo

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

EXHIBIT A

IDENTIFICATION OF REPORTING PERSONS

Identification of Reporting Persons:

Revere Partners Investment Adviser LLC
Revere Capital Partners LP
Revere Partners General Partner LLC
Carmine Di Palo

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Jaguar Mining Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of September, 2013.

REVERE PARTNERS INVESTMENT ADVISER LLC
By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP
By: Revere Partners General Partner LLC, its general partner
By: /s/ Carmine Di Palo
Carmine Di Palo

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
Carmine Di Palo, Manager

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